UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 12, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

12 October 2023

Barclays PLC
and
Barclays Bank PLC
(together "Barclays")

Findings of the Regulatory Decisions Committee

The Financial Conduct Authority (the "FCA") has today published a Decision Notice issued by the Regulatory Decisions Committee ("RDC") relating to Barclays' former CEO, Jes Staley.

The Decision Notice finds that Mr Staley acted recklessly in approving a letter dated 8 October 2019 from Barclays to the FCA regarding his relationship with Jeffrey Epstein (which the RDC concluded was misleading) and, by doing so, that he breached Individual Conduct Rule 1 (acting with integrity), Individual Conduct Rule 3 (being open and cooperative with regulators) and Senior Management Conduct Rule 4 (disclosing appropriately information of which the FCA or PRA would reasonably expect notice).

Mr Staley has decided to refer the Decision Notice to the Upper Tribunal for reconsideration.

Remuneration decisions in respect of Jes Staley

As previously disclosed, the Remuneration Committee of the Board of Barclays PLC (the "Remuneration Committee") exercised its discretion to suspend all of Mr Staley's deferred bonus and LTIP awards pending further developments in respect of the regulatory and legal proceedings related to the FCA and PRA investigation regarding Mr Staley.

Following consideration of the detailed findings in the Decision Notice and the information referred to in it, the Remuneration Committee has concluded that Mr Staley should be ineligible for or forfeit a number of awards, as follows:

●
his bonus award in respect of the 2021 performance year.

●
his unvested LTIP awards that were still subject to performance conditions, with a face value of £14.3m, and other unvested LTIP awards for which the performance conditions had already been assessed, with a face value of £1.4m.

●
his other unvested deferred bonus awards from earlier years. These awards had a face value of £2.1m, which was reduced to zero through the application of 'malus'.

The total value of the lapsed LTIP awards and forfeited deferred compensation awards was £17.8m.

Notes:

1.
Barclays was not the subject of the FCA's investigation or the proceedings before the RDC and there are no findings made against it or any of its directors or employees in the Decision Notice. Barclays cooperated fully with the regulatory investigation.
2.
All values are based on the mid-market closing share price on 10 October 2023.

- ENDS -

For further information, please contact:

Investor Relations                 Media Relations

Marina Shchukina                 Jon Tracey

+44 (0) 20 7116 2526            +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.